MUNDOVAL FUND
GLOBAL VALUE INVESTING

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Get to know Staples

The world's largest office supplier and newest Mundoval holding

Staples (NASDAQ:SPLS) is the largest office products company worldwide with annual sales of $25 billion. The company operates stores in 26 countries throughout North and South America, Europe Asia and Australia.

Did you know? With more than $11 billion in internet sales, Staples is the world's second largest eCommerce company behind only Amazon.com.

Top 5 reasons we own Staples

1. Growing Online Presence and Sales:
In September, Staples announced increasing investments in on-line and mobile capabilities, and a significant expansion o f items available on Staples.com, which receives more than 700,000 views per week in the U.S.[1]

2. Competitive Advantage & Broad Clientele: Staples controls over 10% of the global office products market, more than double the next two largest competitors, OfficeMax and Office Depot. Since 2007, Staples has gained significant market share by targeting not only Fortune 1000 companies, but also mid-size organizations with 20 to 500 office workers.[2]

3. Experienced Management Team : Members of Staples senior management group average more than thirteen years in the industry, more than any competitor. Chairman and CEO, Ronald Sargent, has worked at Staples for twenty three of the company's twenty five year history, and he owns more than $25 million of company stock.[3]

Mundoval Differentiators

Management team invested in fund alongside clients

Long-term investment horizon with low turnover of portfolio holdings.

Consistent investment approach through market cycles.

Mundoval Facts

As of 11/30/2012
Ticker: MUNDX
CUSIP: 62613P202
Inception Date: 9/3/2004
Holdings: 30
2011 Turnover: 44%
Net Assets: $14.7 million

You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The prospectus should be read carefully before investing.

4. A History of Returning Cash to Shareholders : Staples remains fully committed to returning excess cash to shareholders with an ongoing stock repurchase program, which is expected to reach $450 million this fiscal year. These stock repurchases plus $325 million in debt repayments and $300 million in dividend payments add up to roughly $1 billion returned to shareholders in 2012 alone.

5. Attractive Business Valuation : Staples stock is selling at lows not seen since 2003. Shares currently sell for a meager 8 times trailing free cash flow of approximately $1 billion, which equates to approximately 12% free cash flow yield. Further, Staples pays an annual dividend of $0.44 per share for a dividend yield of 3.75%. The business is conservatively capitalized with a 20% long term debt/capital ratio and historically has provided rates of return on capital in excess of 10% annually.

Bottom line: We believe Staples stock is attractively priced relative to its business valuation and is capable of providing a satisfactory rate of return for shareholders over time.

1. Staples 3rd quarter 10-Q 2012. 2. Staples 2011 Annual Report. 3. Staples 2011 Proxy Letter to Shareholders.